

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

  Re: C3 Bullion, Inc.
    Offering Statement on Form 1-A
    Filed December 5, 2023
    File No. 024-12367

Dear Christopher Werner:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kate Beukenkamp at 202-551-3861 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: James R. Simmons